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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13-2(A)




                           United Fuel & Energy Corp.
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                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
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                         (Title of Class of Securities)

                                    910425107
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                                 (CUSIP Number)


                                Frank P. Greinke
                                   PO Box 1258
                          Tacoma, Washington 98401-1258

                                  with copy to:

                             Larry A. Cerutti, Esq.
                               Rutan & Tucker, LLP
                        611 Anton Blvd., Fourteenth Floor
                              Costa Mesa, CA 92626

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 October 5, 2007
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. | |

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (continued on following pages)
                               (Page 1 of 7 Pages)

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*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 69423U 10 7             SCHEDULE 13D                       Page 3 of 7


                                                                       Exhibit A
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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     FRANK P. GREINKE
     FRANK P. GREINKE, AS TRUSTEE UNDER THE GREINKE BUSINESS LIVING TRUST
       DATED APRIL 20, 1999
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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
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3.   SEC Use Only

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4.   Source of Funds (See Instructions)
     OO
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5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

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6.   Citizenship or Place of Organization
     United States of America
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               7.   Sole Voting Power
  NUMBER OF         0
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           24,641,276
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           24,641,276
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    0
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     24,641,276
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12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
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13.  Percent of Class Represented by Amount in Row (11)
     62.7%
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14.  Type of Reporting Person (See Instructions)
     IN
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CUSIP No. 69423U 10 7             SCHEDULE 13D                       Page 4 of 7


ITEM 1.           SECURITY AND ISSUER.

         The securities that are the subject of this statement consist of common stock, $.001 par value per share, of United Energy & Fuel Corporation, a Nevada corporation (the "Issuer"). The name and the address of the principal executive office of the Issuer is as follows:

                        United Fuel & Energy Corporation
                        405 Marienfeld, Suite 300
                        Midland, Texas 79701
                        Tel: (432) 571-8055


ITEM 2.           IDENTITY AND BACKGROUND.

         (a) This Schedule 13D is filed by the Frank P. Greinke, an individual ("Greinke") and Frank P. Greinke, as Trustee under the Greinke Business Living Trust dated April 20, 1999 (the "Trust," and collectively with Greinke the "Reporting Persons").

         (b) The address for the Reporting Persons is:

                  Frank P. Greinke
                  PO Box 1258
                  Tacoma, Washington 98401-1258

         (c) The principal occupation of Greinke is the Chief Executive Officer of Southern Counties Oil Co. The address for of Southern Counties Oil Co. is:

                  Southern Counties Oil Co.
                  P.O. Box 4159
                  1800 W. Katella, Ste. 400
                  Orange, CA 92863

         (d) - (e) During the last five years the Reporting Persons have not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Greinke is a citizen of the United States of America.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As described in Item 4 below, the Reporting Persons acquired beneficial ownership of common stock of the Issuer ("Common Stock") by way of a mutual stock purchase transaction, with the consideration for the Trust's acquisition of the Common Stock being the Trust's shares of common stock of Cardlock Fuels System, Inc., a California corporation ("Cardlock"). The disclosures set forth in Item 4 are incorporated herein by reference.

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CUSIP No. 69423U 10 7             SCHEDULE 13D                       Page 5 of 7


ITEM 4.           PURPOSE OF TRANSACTION.

         On October 5, 2007, the Issuer purchased all of the outstanding common stock of Cardlock from the Trust and in exchange issued 24,641,277 shares of Common Stock to the Trust pursuant to a certain Mutual Stock Purchase Agreement (the "Purchase Agreement") dated September 14, 2007 by and among the Issuer, Cardlock and the Reporting Persons.

         As a result of the Acquisition, the Trust owns approximately 62.7% of the outstanding Common Stock, or approximately 52% of all voting shares. In connection with the Acquisition, Greinke was appointed as Chairman of the Board of the Issuer on October 5, 2007.

         The disclosures set forth in Item 6 are incorporated herein by reference.

         The foregoing descriptions of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement, the terms of which is incorporated herein by reference. A copy of the Purchase Agreement is filed as Exhibit 99.1 hereto.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         The following disclosure assumes there were 14,614,021 shares of Common Stock outstanding immediately prior to the issuance of shares of common stock to Greinke, which the Issuer represented in its quarterly report on Form 10-Q for the six months ended June 30, 2007 and filed with the Securities and Exchange Commission on September 21, 2007 to be the number of shares outstanding as of June 30, 2007.

         (a) The Reporting Persons beneficially own 24,641,276 shares of common stock of the Issuer, which equals approximately 62.7% of the outstanding shares of Common Stock as of October 5, 2007.

         (b) As described in Item 4, the Reporting Persons have shared voting power as to the 24,641,276 shares pursuant to the Stockholders Agreement (defined below).

                  (i) Pursuant to the Stockholders Agreement, the Reporting Persons have shared voting power as to the 24,641,276 with Charles McArthur, an individual ("McArthur"). McArthur's address is:
                                    Charles McArthur
                                    c/o United Fuel & Energy Corporation
                                    405 N. Marienfeld, Suite 200
                                    Midland, Texas 79701
                                    Fax: (432) 571-8099

                      To Greinke's knowledge, the principal occupation of McArthur is President and Chief Executive Officer of the Issuer. To Greinke's knowledge, the address of the Issuer is the address indicated in this Item 5(b)(i). To Greinke's knowledge, during the last five years McArthur has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To Greinke's knowledge, McArthur is a citizen of the United States of America.

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CUSIP No. 69423U 10 7             SCHEDULE 13D                       Page 6 of 7

                  (ii) The Reporting Persons have sole dispositive power as to the 24,641,276 shares.

         (c) Other than as described above in Item 6, the Reporting Persons have not effected any transactions in the Issuer's common stock during the past 60 days.

         (d) No other person besides the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         In connection with the Acquisition, the Issuer, the Reporting Persons, Thomas E. Kelly ("Kelly"), Falcon Seaboard Investment Company, L.P. ("Falcon Seaboard") and McArthur entered into a certain Stockholders Agreement dated October 5, 2007 (the "Stockholders Agreement"). Pursuant to the terms of the Stockholders Agreement, the Reporting Persons agreed to vote (or cause to be voted) all of the securities of the Issuer that the Reporting Persons are entitled to vote generally in the election of directors of the Issuer (i) against any action or proposal to remove any member of the Board of Directors of the Issuer in office on October 5, 2007, (ii) for any action or proposal to reelect the members of the Board of Directors in office on October 5, 2007 at any annual meeting of the stockholders of the Issuer; and (iii) in accordance with the written recommendations of McArthur; provided, however, that if the provisions of subsection (ii) conflict with the provisions of subsection (i) with respect to a particular action or proposal, the provisions of subsection
(i) shall control.

         The foregoing descriptions of the Stockholders Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement, the terms of which is incorporated herein by reference. A copy of the Stockholders Agreement is filed as Exhibits 99.2 hereto.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1 Mutual Stock Purchase Agreement dated September 14, 2007 by and among the Issuer, Cardlock and the Reporting Persons. *

Exhibit 99.2 Stockholders Agreement dated October 5, 2007 by and among the Issuer, the Reporting Persons, Thomas E. Kelly, Falcon Seaboard Investment Company, L.P. and Charles McArthur. *

* Filed with the Securities and Exchange Commission on October 11, 2007 as an exhibit to the Issuer's Form 8-K for October 5, 2007 and incorporated herein by reference.

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CUSIP No. 69423U 10 7             SCHEDULE 13D                       Page 7 of 7


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         October 12, 2007
                         ----------------
                             (Date)


                         FRANK P. GREINKE


                         /s/  Frank P. Greinke
                         -------------------------------------------------------
                         Frank P. Greinke



                         FRANK P. GREINKE, AS TRUSTEE UNDER THE GREINKE BUSINESS LIVING TRUST DATED APRIL 20, 1999


                         By:  /s/  Frank P. Greinke
                             ---------------------------------------------------
                             Frank P. Greinke, Trustee of the Greinke
                             Business Living Trust Dated April 20, 1999